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Strategic alliance with MWE China Law Offices (Shanghai)
Barbara A. Jones Attorney at Law bjones@mwe.com +1 617 535 4088

April 10, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant Mail Stop 6010

Re:	China Health Resource, Inc.
Form 10-KSB for the Year Ended December 31, 2007 filed on April 14, 2008, and as amended on November 13, 2008 and March 5, 2009
Form 10-Q for Quarter Ended March 31, 2008
Form 10-Q for Quarter Ended June 30, 2008
File No. 000-50029

Dear Mr. Rosenberg:

On behalf of China Health Resource, Inc., a Delaware corporation (the “Company”), we hereby submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s response to comments received from the Staff set forth in the Staff’s letter, dated March 24, 2009 (the “Comment Letter”), relating to the Company’s Form 10-KSB for the fiscal year ended December 31, 2007 (as filed on April 14, 2008 and amended on November 13, 2008 and March 5, 2009), Form 10-Q for the period ended March 31, 2008 and Form 10-Q for the period ended June 30, 2008.

The responses below and supplemental information provided herein or attached hereto are provided to the Staff by the Company with the assistance of Lake & Associates CPA’s LLC, the Company’s PCAOB-registered U.S. auditors.  For the convenience of the Staff, the Company has restated in this letter each of the Staff’s comments and numbered each of its responses to correspond with the comments in the Comment Letter.

U.S. practice conducted through McDermott Will & Emery LLP.
28 State Street Boston Massachusetts 02109-1775 Telephone: +1 617 535 4000 Facsimile: +1 617 535 3800 www.mwe.com

Jim B. Rosenberg
April 10, 2009

Form 10-KSB for the Year ended December 31, 2007 filed on March 5, 2009

Consolidated Financial Statements

Report of Independent Registered Public Accountant, page F-2

Comment 1.

Your auditors are located in Florida; however it appears that the majority of your assets, liabilities, revenues and expenses relate to operations located in China.  Please have your auditors tell us how the audit of the operations in China was conducted.  The response should include a discussion of the following:

a.
Whether another auditor was involved in the audit of the operations in China.  If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB).  Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards;

b.
Whether your U.S. auditor performed all of the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor in China.  Also, explain how the December 31, 2007 and 2006 audits were performed, particularly the testing of accounts receivable and observation of inventories.

Response to Comment 1.

Our principal auditors, Lake & Associates CPA’s LLC (www.lakecpas.com) (“Lake”), are located in Florida.  Lake hired a local Chinese CPA firm Good Faith CPA limited, with its headquarters located in Guangzhou, China (www.goodfaith-cpa.com.cn) (“Good Faith”) to perform some of the audit field work. Both Lake and Good Faith are PCAOB registered CPA firms. Good Faith provides auditing, accounting and tax services to more than 400 foreign enterprises and its engagement team has a sound knowledge of GAAP and PCAOB auditing standards and the relevant financial reporting requirements and schedules to be filed with the SEC.  Lake advises the Staff that it has thoroughly inspected the educational credentials and prior work experiences of Good Faith and believes that Good Faith has the requisite knowledge and experience and can carry out the requested audit field work in accordance to PCAOB auditing standards. Furthermore, Good Faith has maintained their independence before and during the entire audit work.

The engagement partner Jay Lake from Lake planned the audit and traveled to the Company’s site in China to oversee, assist and review the audit work gathered by Good Faith. Good Faith’s involvement in this audit work is limited to the preparation and translation of the work papers of the Company’s subsidiary, Yin Fa, under the supervision of Lake.

Jim B. Rosenberg
April 10, 2009

Accounts receivables were confirmed by positive confirmation letters. These confirmations were prepared by Lake, translated by Good Faith, and sent out by the Company. Confirmed letters were sent directly to Lake from respondents.

Observation of inventories was performed by Good Faith under Lake’s supervision.  The Company’s warehouse was closed at year end for inventory counting. Count sheet was used to record the count. Product name, description, quantity from the general ledger and the inventory record, obsolete information, price of purchased goods are shown in the count sheet. All counted items were tagged or moved to other areas to prevent duplicated counting. Items stored in bulk were measured in net weight and applied with volume conversion to derive the quantity.

Consolidated Statement of Cash Flows, page F-4

Comment 2.

Please explain to us why the majority of the 2006 amounts have changed from the previous amendment.  Please reconcile for us the net cash flows provided or (used in) each section of the statement from the amounts previously disclosed.

Response to Comment 2.

On June 13, 2006, China Health Resource Inc., f/k/a Voice Diary Inc., acquired Yin Fa through a reverse merger. The 2006 cash flow presented in the Company’s Form 10-KSB filed on April 14, 2008 was prepared using the indirect method; Voice Diary Inc.’s 2005 year-end balance was used as the beginning balance to calculate the change in working capital.  However, in accordance with SEC accounting rules on reverse mergers, the consolidated financial statements of China Health Resource Inc. were required to be restated considering Yin Fa as the acquirer.  In the amended Form 10-KSB/A filed on March 5, 2009, the consolidated cash flows statement was restated as if Yin Fa was the acquirer. Calculations reconciling the differences between before and after the restatement are shown in the worksheet attached hereto. Cash transactions from financing activity and investing activity were adjusted during the restatement and the details about these transactions can be found in the relevant footnotes to the Company’s consolidated financial statements.

Consolidated Statement of Equity (Deficit), page F-5

Comment 3.

We acknowledge your response to prior comment one.  Please explain to us how the equity balances, except share capital, represent the historical equity balances of the accounting acquirer, Yin Fa, as of December 31, 2005.  Also, please tell us the number of shares outstanding for the legal entity, on a post-split basis, immediately before the Plan of Exchange on June 13, 2006.

Jim B. Rosenberg
April 10, 2009

Response to Comment 3.

In accordance with SEC accounting rules regarding reverse mergers, historical stockholders’ equity of the acquirer prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to paid-in capital. On a post-split basis, Yin Fa has received 60,000,000 shares Class A Common Stock and 2,000 shares of Class B Common Stock in the reverse merger and these amounts were restated as the beginning amounts as of December 31, 2005. The waiver of subscription receivables occurred prior to the reverse merger in 2006 and the accumulated other comprehensive income is caused by merger with a foreign entity.  In accordance with U.S. GAAP and SEC accounting rules, the consolidated financial statements should be presented as if the consolidation happened throughout the entire period presented.  Therefore, the accumulated other comprehensive income and the subscription receivable were adjusted for the beginning balance as of December 31, 2005.  The difference was recorded in retained earnings (deficit) to reflect the historic equity of Yin Fa as of December 31, 2005 in a total amount of $154,387.

Comment 4.

We acknowledge your response to prior comment two.  However, it appears that all common stock amounts have not been retroactively restated for the reverse stock split in 2006 and the forward stock split in 2007.  Please tell us the share amounts disclosed in Notes A and L on a post-split basis.

Response to Comment 4.

All common stock amounts have been retroactively restated for the reverse stock split in 2006 (11:1) and the forward stock split in 2007 (1:2).  The share amounts disclosed in Notes A and L, on a post-split basis, are set out below:

Note A, para. 2 and Note L, para 1:  333,000,000 shares Class A Common Stock issued to Yin Fa (60,000,000 shares as the restated beginning balance consider both 11:1 and 1:2 split).

Note A, para 2:  Since Yin Fa is the accounting acquirer, except the shares issued for acquiring Yin Fa, other shares owned and issued by Voice Diary before and during the merger (except the one mentioned in the preceding paragraph) are treated as a recapitalization along with the reverse merger. The number of shares outstanding for the legal entity (Voice Diary) before the Plan of Exchange on June 13, 2006 is 12,022,977 shares (2,166,302 shares post split). These shares, together with a deposit of 7,977,023 new shares (1,437,301 post split), and a deposit of 1,305,000 old shares (235,135 post split), were presented as two recapitalization items related to the reverse merger:

Jim B. Rosenberg
April 10, 2009

(a) 1,931,167 (2,166,302 minus 235,135, since the deposit of old shares reduces the shares held by old shareholders); and

(b) 1,672,437 (1,437,301 plus 235,135, the shares transferred to new owners).

Note L, para 2: 6,500,000 shares Class A Common Stock issued for services (13,000,000 consider 1:2 split).

Note L, para 3:  1,000,000 shares Class A Common Stock issued for services (2,000,000 consider 1:2 split).

Note L, para 5:  2,000 shares Class B Common Stock converted to 10,342,593 shares Class A Common Stock. (20,685,238 consider 1:2 split and fractional shares).

Note L, para 6:  Forward split 1:2.

Note L, para 7:  2,000 shares Class B Common Stock issued for services.

* * * * *

The Company appreciates your assistance and cooperation in connection with the matters discussed herein. If you have any questions or comments with regard to the information contained in this letter or the Company’s amended filings, please do not hesitate to contact either Jay C. Lake of Lake & Associates CPA’s LLC at +1-847-524-0800 or the undersigned at the number set out above.

Sincerely,

/s/ Barbara A. Jones

Barbara A. Jones

(Attachment)

cc:	Don Abbott, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission
Christine Allen, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission
Jiayin Wang, President, China Health Resource, Inc.
Jay Lake, Lake & Associates, CPA’s LLC

China Health Resource, Inc. and Subsidiary
Balance Sheet		amended 10KSB filed on 3/5/2009				10KSB filed on 4/14/2008
As of December 31, 2006		Consolidated beginning balance
		(YinFa is treated as accouting acquirer)				Only Voice's Diary's year-end balance is included
ASSETS	31/Dec/2006	31/Dec/2005		Decrease		31/Dec/2005		Decrease
CURRENT ASSETS
Cash and cash equivalents	$179,868	$10,150				$2,766
Accounts receivable	388,079	349,560		(38,519.00)	a	5,316		(382,763.00)	o
Note receivable	192,093			(192,093.00)	b			(192,093.00)	p
Other receivable
Other receivable-related parties
Employee Advances
Prepaid expenses	351,343			(351,343.00)	c			(351,343.00)	q
Inventory	6,104	89,774		83,670.00	d			(6,104.00)	r
TOTAL CURRNET ASSETS	1,117,487	449,484		-		8,082

LONG-TERM INVESTMENT
Long-term investment on stocks	-	-
TOTAL LONG-TERM INVESTMENT	-	-

FIXED ASSETS
Property, plant, and equipment	586,508	202,840		(383,668.00)	e			(586,508.00)	s
Accumulated depreciation	(54,379)	(26,632)		27,747.00	f			54,379.00	t
NET FIXED ASSETS	532,129	176,208

INTANGIBLE ASSETS
Intangible assets		-
Long term deferred assets	-	-
TOTAL ASSETS	$1,649,617	$625,692

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$893,208	$33,545		(859,663.00)	g	$246,696		(646,512.00)	u
Other payables and accrued liabilities	12,806	93,307		80,501.00	h			(12,806.00)	v
Due to shareholder
Tax payable	3,061	1,841		(1,220.00)	i			(3,061.00)	w
Notes payable-current portion	185,471	-
TOTAL CURRENT LIABILITIES	$1,094,546	$128,693				$246,696.00

NON-CURRENT LIABILITIES
Long-term loans	201,196	342,612
TOTAL NON-CURRENT LIABILITIES	201,196	342,612

TOTAL LIABILITIES	1,295,742	471,305

STOCKHOLDERS' EQUITY
Paid in capital	636,056
Capital reserve	(221,578)
Statutory reserves
Accumulated other comprehensive income(loss)	15,292
Accumulated earnings (deficit)	(75,894)
TOTAL STOCKHOLDERS' EQUITY	353,875

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,649,617

The accompanying notes are an integral part of these financial statements.

	$-	$625,692

		31/Dec/2006				31/Dec/2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)		(155,233)				(155,233)
Adjustments to reconcile net income (loss) to net cash (used in) operating activities:
Non-cash adjustment for RE due to reverse merger						80,325
Common Stock issued for services
Waiver of subscription receivable		10,000				10,000
Depreciation		27,747	f			54,379	t
Accounts receivable ,trade		(38,519)	a			(382,763)	o
Other receivable
Employee Advances
Prepaid expense		(351,343)	c			(351,343)	q
Inventory		83,670	d			(6,104)	r
Accounts payable		859,662	g			646,512	u
Tax payable		1,220	i			3,061	w
Other payable		(80,501)	h			(7,389)
Others
NET CASH (USED IN) OPERATING ACTIVITIES		356,703				(108,555)

CASH FLOWS FROM INVESTING ACTIVITIES:
Issuance of Note Receivable		(192,093)	b			(192,093)	p
Proceeds from Notes Receivable

Reverse merger with Yin Fa		4,416	k			453,091	m
Purchase of property, plant, and equipment		(383,668)	e			(586,508)	s
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		(571,346)				(325,510)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of short-term loan						12,806	v
Proceeds from shareholder loan
Retirement of Common Stock		(74,000)				(74,000)
Proceeds from issuance of Common Stock		400,000	k			264,000	m
Note-payable from Related party		44,055	k			386,666	m
NET CASH PROVIDED BY FINANCING ACTIVITIES		370,055				589,472

FOREIGN CURRENCY TRANSLATION ADJUSTMENT		14,306				14,306

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		169,718				169,713

CASH AND CASH EQUIVALENTS:
Beginning of period		$10,150				$10,155
End of period		$179,868				$179,868

a-i: refer to amended 10KSB filed on 3/5/2009
o-v: refer to 10KSB filed on 4/14/2008
k: refer to 10KSB (filed on 3/5/2009) for more details on related equity & debts transactions
m: refer to 10KSB (filed on 4/14/2008) for more details on related equity & debts transactions